6-30-02

02048583

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2002

LEADING BRANDS, INC.
(Registrant)

160 - 7400 River Road, Richmond, British Columbia V6X 1X6 Canada
(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ] No [X]

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEADING BRANDS, INC.
(Registrant)

Date July 5, 2002

By
(Signature)

Marilyn Kerzner

Director of Corporate Affairs

LEADINGBRANDS™

FOR IMMEDIATE RELEASE

CONTACTS:

Ralph D. McRae
Chairman and CEO
Leading Brands, Inc.
Tel: (604) 214-9722 ext. 238
Email: rmcrae@LBIX.com

Howard Wishner/Matthew Kemp
Marketing & Communications
Leading Brands, Inc.
Tel: (203) 323-9435
Email: hwish@LBIX.com

Stan Altschuler/David Waldman
Investor Relations
Strategic Growth International, Inc.
Tel: (516) 829-7111
Email: info@sgi-ir.com

LEADING BRANDS, INC. ANNOUNCES FIRST SHIPMENTS OF TREK®, OPTIMIZED PERFORMANCE BEVERAGE™

- Distributor Response Exceeds Most Optimistic Expectations -

VANCOUVER, CANADA, June 18, 2002, LEADING BRANDS, INC. (NASDAQ: LBIX, TSX: LBI), Canada's largest independent, fully integrated premium beverage company, is pleased to announce it is shipping the first cases of its new TREK® Optimized Performance Beverage™ (OPB), the scientifically formulated hydration system that delivers the functional elements the body requires to prepare for, sustain and recover from any type of activity. The product will be delivered to select retailers in Canada and to specific markets in the Western, Central and Eastern United States.

Leading Brands Chairman and CEO Ralph D. McRae said: "This day is the culmination of more than two years of persistent effort, creativity and imagination. What started with a vision for a truly unique product has become a convention breaking reality – an entirely new category of beverage that is already generating excitement in distributors and retailers and will soon invigorate the consumer. This is a significant milestone and a very proud moment for our company and all those who contributed to the launch of TREK®."

Leading Brands of America President Bob Miller added: "Distributor reaction to TREK® has been nothing short of extraordinary. Demand for the product has exceeded our most optimistic forecasts, putting us in the advantageous position of having to ramp-up our production. In all my experience, I have never seen a beverage product that has been received so eagerly by regional and nationwide distributors."

"The rollout of the marketing effort supporting the TREK® launch is perfectly timed to leverage this shipment," remarked Leading Brands Chief Marketing Officer Howard Wishner. "We'll kick-off July 12-14 at the Telluride 360 Adventure Festival where TREK® is the Official Beverage, and follow up with a national and regional campaign designed to introduce the brand and educate the consumer on the science behind the Optimized Performance Beverage™ system. We'll be building on the interest and excitement we've seen in the media and beverage community to generate real and significant consumer demand."

- more -

About TREK®, Engineered Energy™

TREK® is the worlds first Optimized Performance Beverage™. More than just refreshments, OPBs are the result of years of intense scientific development and are proven to enhance the hydration process and optimize individual performance, better and faster than any other product on the market. TREK® is also the first beverage to be delivered in a "Bullet Proof", hot filled PET bottle without unsightly heat panels. The endlessly reusable 20.6 fl oz (620ml) bottle is topped with the innovative, heavy-duty Click Cap™ which opens with a single turn of the wrist and clicks audibly when fully closed. Attached to the Click Cap™ is a removable TREK® branded carabiner that allows the adventurer to firmly secure the bottle during activity. The base of the bottle is molded into a functional compass and the reflective signaling mirror label includes a map ruler on the front and an explanation of the TREK® system on back. The components of the package would retail independently at a cost of $10 or more - without the beverage. TREK® ships with a suggested retail price of US$1.99-2.29.

About Leading Brands, Inc.

Leading Brands, Inc. (NASDAQ:LBIX; TSX: LBI) is the largest independent, fully integrated premium beverage company in Canada. The Company's unique Integrated Distribution System (IDS) ™ offers turnkey, one-stop shopping to food and beverage brand owners, including manufacturing, distribution, sales/marketing and licensing. In addition, Leading Brands produces their own line of beverages such as TREK®, Johnny's Roadside® Iced Tea and Lemonade, Country Harvest® Juices, Caesar's® Bloody Caesar Cocktail, and Cool Canadian® Water. Leading Brands recently undertook a major expansion into the United States, with its US headquarters located in Stamford, CT. Its subsidiary, Quick, Inc. is building a home replenishment and delivery system for the new economy.

Statements in this news release that are not historical are to be regarded as forward-looking statements which are subject to risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties with respect to the Company's business include general economic conditions, weather conditions, changing beverage consumption trends, pricing, and the availability of raw materials and economic uncertainties, including currency.

We Build Brands™

###

This news release is available at www.LBIX.com

FORM: 1 | Company Name: Leading Brands, Inc. Stock Symbol: LBI

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**13,553,386**
ADD:	Stock Options Exercised	0	
	Share Purchase Plan	0	
	Dividend Reinvestment Plan	0	
	Exercise Warrants	0	
	Private Placement	0	
	Conversion	0	
	Other Issuance (provide description)	0	
SUBTRACT:	Issuer Bid Purchase	0	
	Redemption	0	
	Other Cancellation (provide description)	0	
	Closing Issued and Outstanding Share Balance*		**13,553,386**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

		# of Shares	Balance
A.	**Share Purchase Plans and / or Agreement(s)**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Share Purchase Plan / Agreement		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		**Nil**

B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Dividend Reinvestment Plan		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		
	Closing Reserve for Dividend Reinvestment Plan		**Nil**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM: Stock Option Agreements

Stock Options Outstanding — Opening Balance	**3,830,000**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	Nil

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	Number
			SUBTOTAL	Nil

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
			SUBTOTAL	Nil

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term.	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
				SUBTOTAL	Nil

Stock Option Outstanding — Closing Balance	**3,830,000**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. **Shares Reserved (for Stock Option Plan)**

NAME OF PROGRAM:	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		3,833,500
Additional shares Listed Pursuant to the Plan (ADD)		
Stock Options Exercised (SUBTRACT)		
Stock Appreciation Rights (SUBTRACT)		
Closing Share Reserve Balance at end of period		**3,833,500**

All information reported in this Form is for the month of June, 2002.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Marilyn Kerzner

PHONE / EMAIL 604-214-9722 (Ext.270) mkerz@LBIX.com

DATE July 5, 2002